August 15, 2018 Second Quarter 2018 Earnings Results 155 159 181 Exhibit 99.2

Forward Looking Statements The information in this presentation is provided to you by China Rapid Finance Limited (the “Company”) solely for informational purposes and is not an offer to buy or sell, or a solicitation of an offer to buy or sell, any security or instrument of the Company, or to participate in any investment activity or trading strategy, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever, in the United States or anywhere else. The information included herein was obtained from various sources, including certain third parties, and has not been independently verified. This presentation does not constitute legal, regulatory, accounting or tax advice to you. This presentation does not constitute and should not be considered as any form of financial opinion or recommendation by the Company or any other party. No representations, warranties or undertakings, express or implied, are made and no reliance should be placed on the accuracy, fairness or completeness of the information, sources or opinions presented or contained in this presentation. By viewing or accessing the information contained in this presentation, you hereby acknowledge and agree that neither the Company, nor any of its directors, officers, employees, advisers, nor any of its representatives, affiliates, associated persons or agents accepts any responsibility for or makes any representation or warranty, express or implied, with respect to the truth, accuracy, fairness, completeness or reasonableness of the information contained in, and omissions from, these materials and that that neither the Company, nor any of its directors, officers, employees, advisers, nor any of its representatives, affiliates, associated persons or agents accepts any liability whatsoever for any loss howsoever arising from any information presented or contained in these materials. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed. This presentation contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers about the future. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors and assumptions, many of which are beyond the Company’s control. A description of risks relating to the Company appears in the section “Risk Factors” of the Company‘s Form 20-F annual report dated April 30, 2018 and filed with the Securities and Exchange Commission on April 30, 2018. Neither the Company, nor any of its directors, officers, employees, advisers, nor any of its representatives, affiliates, associated persons or agents has any obligation to, nor do any of them undertake to, revise or update the forward-looking statements contained in this presentation to reflect future events or circumstances. This presentation contains certain financial projections. These financial projections relate to future performance and reflect the Company’s views as at the date of this presentation and are subject to known and unknown risks, uncertainties and assumptions that may cause future results, performance or achievements to differ materially from those expected. The Company believes the expectations reflected in these financial projections are reasonable but no assurance can be given that these expectations will prove to be correct and these financial projections should not be relied upon. The Company cannot guarantee future results, level of activities, performance or achievements, including, but not limited to borrowing activities on its platform, size of loans and repeat borrowing rate, borrower attrition rate, the Company’s ability to maintain its existing fee rates, and lender and borrower use of the Company’s platform. Consequently, the Company makes no representation that the actual results achieved will be the same in whole or in part as those set out in the financial projections.

Operating Highlights Dr. Zane Wang, Chief Executive Officer

Regulatory Developments Recent P2P Regulatory Developments Guidelines to encourage compliant companies like XRF to continue operations and apply for registration XRF among small group included to make public commitments to compliance XRF participating in National Credit Reporting System P2P lending platforms, including XRF, encouraged to report credit behavior data to national credit reporting system XRF data among first to be listed on recent notice by regulatory authorities

Top Priorities of First Half Re-organization Sustain lender confidence Early delinquency rates show loan quality improving in Q2 Constant direct communication with lender base Result: net funding inflow, stable lender population Product and service innovation Innovation driven by focus on customer relationship, lifetime financial needs Introduced new loan products and other adjacent value-added services Created new “Lite” category with smaller loan size and shorter duration. Value-added membership privileges Result: higher take rate, higher average loan size, revenue up, lower marketing cost Streamlined operations Business unit organizational structure Better understand customer needs, quicker response Automation of data verification Migration of Lifestyle Loan to 100% online fulfillment Result: better service, operating expense run rate $4 million lower

Financial Highlights Kerry Shen, Chief Financial Officer

Financial Results Key Points Net revenue +51% to $23 million Growth from higher take rate, focused on seasoned borrowers Gross billings +43% to $35 million Operating expense run rate $4 million lower June 2018 operating expenses < $10 million Cash of $59 million more than adequate Operations Growth initiatives Share repurchase Updated & Added: Net Revenue

Gross Billings +43% 43% YoY Note: 1. Gross billings on transaction and service fee in this presentation is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentive. Total Gross Billings1 US$ millions Updated: Numbers in 2Q18 Key Growth Drivers Focus on highest value repeat borrowers New products and services Higher take rate

Net Revenue +51% 51% YoY Note: 1. Net revenue is equal to transaction and service fees net of customer acquisition incentive, plus other revenue, provision for loan losses, and business related taxes and surcharges. Key Growth Drivers Higher gross billings Lower CAI due to focus on repeat customers Net Revenue1 US$ millions Updated: Numbers in 2Q18

Streamlining Drives Lower Operating Expenses Operating Expenses US$ million Key Drivers Savings from reduced G&A Preserved spend on functions critical to growth June opex <$10 million Reduced opex run rate by over $4 million Updated: Numbers, 2Q17, 2Q18, Adjusted the graph

Solid Operating Expense Trend Q2 Operating Expenses by Month US$ million Key Drivers Savings from reduced G&A Preserved spend on functions critical to growth Reduced opex run rate by over $4 million Updated: Numbers, 2Q17, 2Q18, Adjusted the graph

Focus on Existing Repeat Borrowers Cumulative Number of Borrowers Millions Updated: Number for 2Q18

Growing Average Loan Size Key Drivers Focus on seasoned borrowers Low and grow More demand for Lifestyle Loans Increasing Average Loan Size Updated: Number for 2Q18

Massive Gain in Loan Volume Productivity Key Drivers Focus on seasoned borrowers Vast reduction in new borrower additions Reduced marketing and CAI spend Loan Volume Required to Generate $1 of Net Revenue Updated: Number for 2Q18

Cash Balance More Than Adequate Plenty of Cash For Top Priorities: Operations Growth Initiatives Share repurchase

Appendix Additional Financial Details

Cumulative Loans Reached 37.3 Million 2Q2017 # of New Loans 1Q2017 # of New Loans 2016 # of New Loans 2015 # of New Loans 3Q2017 # of New Loans Note: 1. Number of cumulative loans facilitated is defined as the total number of loans facilitated on our marketplace as of the end of the relevant period. Cumulative Number of Loans1 MM 4Q2017 # of New Loans 1Q2018 # of New Loans Updated: Number for 2Q18 2Q2018 # of New Loans

Lower Consumption Loan Volume Result from Strategic Change in Product Mix, Offset by Higher Monetization As % of loan volume -29% YoY 1.7% 3.3% 4.2% 2.1% -55% YoY Note: 1. Loan volume in this presentation is defined as the total principal amount of loans facilitated on our marketplace during the relevant period. Consumption Loan Volume1 US$ MM Gross Billings of Consumption Loans US$ MM 4.7% Updated: Numbers in 2Q18 3.2%

Growth of Gross Billings Supported by New Products, Higher Loan Volume and New Pricing Model Lifestyle Loan Volume US$ MM Gross Billings of Lifestyle Loans US$ MM As % of loan volume 12.6% 11.0% 11.8% 13.6% 127% YoY 16.7% Updated: Numbers in 2Q18 21.7%

Net Loss Narrowed Due to Growth in Net Revenue Unit Economics and Operation Efficiency Net Loss US$ MM Net loss narrowed 22% YoY, mainly due to improved monetization capability that drove robust growth of gross billings and net revenue, and improved operation efficiency that reduced operating expenses. The improvements came despite the near-term impact from increased expenses associated with re-organization. Updated: Numbers in 2Q18, 2Q17

Growth of cumulative loan volume per borrower slowed across all cohorts due to our strategy to proactively limit borrowing by tightening underwriting criteria. Active borrowers within each cohort continued to borrow more and in larger size, in line with past experience Economics per Borrower Increasingly More Attractive Cumulative loan volume per borrower is arrived at by tracking the cumulative loan volume by each borrower cohort in a particular quarter divided by the total number of borrowers at the beginning of each cohort as a constant (including good, bad and inactive borrowers) Note: 1. In this presentation, RMB/USD = 6.6166 (as of 6/30/2018) Cumulative Consumption Loan Volume Per Borrower Updated

Historical Financials – KPIs Note: 1. Number of borrowers is defined as the total number of unique borrowers on XRF’s marketplace since XRF’s inception as measured as of the relevant date 2. Number of loans facilitated is defined as the total number of loans facilitated on XRF’s marketplace during the relevant period 3. Loan volume is defined as the total principal amount of loans facilitated on XRF’s marketplace during the relevant period 4. Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentive

Historical Financials – Income Statement

Use Technology to Fulfill the Lifetime Consumer Credit Needs of China’s Emerging Middle Class Our Mission

China Rapid Finance At a Glance Note: 1. Represents the cumulative number of borrowers and loans facilitated on our platform since inception as of each date presented. We choose our borrowers ü We build long-term customer relationships by offering affordable credit ü We operate a service model matching consumer borrowers with a diversified set of sophisticated investors ü Over 17 years experience in China credit analytics ü MM Cum. # of Borrowers1 MM Cum. # of Loans1 Updated: # of Borrowers in 2Q18; # of Loans in 2Q18

Our Service Model 4.4MM Borrowers1 Borrowers 18K Lenders2 High Net Worth Family Office Institutions Affluent Lenders Principal + Interest 0 1 0 1 0 1 1 0 1 0 Transaction Fee Service Fee 1 0 1 0 1 1 0 1 0 1 0 1 0 1 1 0 1 0 1 0 1 0 0 1 1 0 1 1 0 1 1 0 1 Full Risk Transfer to Lenders Intrinsic Diversification Online Consumer Lending Marketplace Lending Capital Note: 1. Cumulative number of borrowers as of June 30, 2018. 2. Active lenders as of June 30, 2018. Updated: #Borrowers as of June 30, 2018

Our Borrowers Quality EMMAs with High Lifetime Value Emerging Middle-class Mobile Active consumer $ $ $ $ Characteristics Quality career Growing spending Credit demand No credit history No access to bank credit Price sensitive Stickiness 75% Repeat1 Targeted Prime / Near prime Affordable In Line with Prime Credit Card Responsive 9x Borrowing Per Year2 Note: 1. The number of borrowers who have borrowed more than once since our inception divided by the cumulative number of borrowers since our inception as measured as of June 30, 2018. 2. Based on the cohort of first-time consumption loan borrowers from the first quarter of 2017. Issues Updated: N/A

Differentiated “Low and Grow” Business Strategy Typical Profile 1 Upgrade Quality Borrowers Better Credit Performance Lower Borrowing Costs More Quality EMMAs Network Effect Maximize Customer Lifetime Value $1,000 $5,000 $100 $10,000 $300 Serving Lifetime Credit Needs

Components of Our Business Built Over 17 Years 2001 Credit analytics for large Chinese banks; decisioning engine helped banks issue 100MM+ credit cards 2014 Launched mobile-based consumption loans Building Credit Score and Decisioning System Acquiring Borrowers at Large Scale 2010 Launched lending marketplace Testing EMMA’s Credit Behavior